NOTICE TO SHAREHOLDERS
FOR THE THREE AND SIX MONTHS ENDED
SEPTEMBER 30, 2006

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Mountain Province Diamonds Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the March 31, 2006 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditors' Involvement

The auditors of Mountain Province Diamonds Inc. have not performed a review of the unaudited consolidated financial statements for the three and six months ended September 30, 2006 and 2005.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	September 30,	March 31,
	2006	2006

Assets
Current assets
Cash and cash equivalents	$661,459	$845,452
Term deposit	275,000	-
Marketable securities	71,392	71,392
Accounts receivable	107,667	66,637
Advances and prepaid expenses	65,724	6,052

	1,181,242	989,533
Long-term investment (Note 3)	1,400,000	1,400,000
Investment in Camphor Ventures Inc. (Note 4)	7,390,498	-
Mineral properties (Note 5)	1,552,553	1,552,553
Deferred exploration costs (Note 5)	31,009,742	30,929,049
Equipment (Note 6)	2,760	3,153

Total assets	$42,536,795	$34,874,288

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$232,552	$181,266

Shareholders' equity:
Share capital (Note 7)	66,420,411	58,253,663
Contributed surplus (Note 8)	561,777	561,777
Deficit	(24,677,945)	(24,122,418)

Total shareholders' equity	42,304,243	34,693,022

Total liabilities and shareholders' equity	$42,536,795	$34,874,288

See accompanying notes to unaudited interim consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Expenses:
Amortization	$197	$225	$393	$550
Capital tax reversal	-	(5,307)	-	(5,307)
Consulting fees (Note 11)	79,529	54,906	131,852	85,254
Interest and bank charges	243	506	469	261
Office and administration	1,622	4,516	39,721	56,007
Professional fees	100,088	85,657	118,814	86,941
Promotion and investor relations	70,208	60,002	109,415	75,051
Salaries and benefits	8,653	5,267	18,265	9,456
Transfer agent and regulatory fees	98,286	43,405	128,393	47,801
Travel	5,074	2,604	21,163	14,243

Net loss for the period before the undernoted	(363,900)	(251,781)	(568,485)	(370,257)
Interest	6,883	-	12,958	666
Write-down of long-term investment	-	(1,080,000)	-	(1,080,000)

Net loss for the period	(357,017)	(1,331,781)	(555,527)	(1,449,591)
Deficit, beginning of period	(24,320,928)	(22,040,340)	(24,122,418)	(21,922,530)

Deficit, end of period	$(24,677,945)	$(23,372,121)	$(24,677,945)	$(23,372,121)

Basic and diluted loss per share	$(0.006)	$(0.025)	$(0.010)	$(0.028)
Weighted average number of shares outstanding	55,575,715	52,718,313	54,528,820	52,673,340

See accompanying notes to unaudited interim consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Cash flows provided by (used in):

Operating activities
Net loss for the period	$(357,017)	$(1,331,781)	$(555,527)	$(1,449,591)
Items not requiring an outlay of cash
Amortization	197	225	393	550
Write-down of long-term investment	-	1,080,000	-	1,080,000
Changes in non-cash items
Accounts receivable	(13,652)	(24,855)	(41,030)	(29,189)
Advances and prepaid expenses	24,964	15,477	(59,672)	8,977
Accounts payable and accrued liabilities	98,499	20,353	51,286	(23,906)

	(247,009)	(240,581)	(604,550)	(413,159)

Investing activities
Deferred exploration costs	(80,693)	(40,204)	(80,693)	(60,159)
Term deposit	-	-	(275,000)	-

	(80,693)	(40,204)	(355,693)	(60,159)

Financing activities
Shares issued for cash	-	173,600	776,250	211,100

Change in cash and cash equivalents during the period	(327,702)	(107,185)	(183,993)	(262,218)

Cash and cash equivalents, beginning of the period	989,161	846,071	845,452	1,001,104

Cash and cash equivalents, end of the period	$661,459	$738,886	$661,459	$738,886

See accompanying notes to unaudited interim consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Six Months Ended September 30, 2006
(Unaudited)

1. Nature of Operations and Basis of Presentation

During the year ended March 31, 2006, the Company amended its articles and continued incorporation under the Ontario Business Corporation Act, transferring from the Company Act (British Columbia).

The Company is in the process of exploring its mineral properties primarily in conjunction with third parties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partners to complete exploration and development and discover economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended September 30, 2006 may not necessarily be indicative of the results that may be expected for the year ending March 31, 2007.

The consolidated balance sheet at March 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual consolidated financial statements for the year ended March 31, 2006. For further information, refer to the consolidated financial statements and notes thereto included in the Company's annual consolidated financial statements for the year ended March 31, 2006.

Comparative figures for the September 30, 2005 unaudited consolidated financial statements have been reclassified to conform with the presentation of the September 30, 2006 unaudited consolidated financial statements.

2. New Accounting Pronouncements

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments - Recognition and Measurement, and Handbook Section 3865, Hedges. These standards are effective for the Company for its interim and annual financial statements starting April 1, 2007 - the beginning of its first fiscal year after October 1, 2006.

3. Long-Term Investments

The long-term investment consists of 4,000,000 common shares of Northern Lion Gold Corp. ("Northern Lion"), acquired upon disposal of the Company's remaining interest in the Haveri property (see March 31, 2006 audited financial statements Note 6(b)). The common shares are subject to a hold period expiring February 24, 2007, following which the Company is contractually obligated to sell not fewer than 250,000 common shares at a time and must first offer Northern Lion the right to place the number of shares that the Company wishes to sell. The Company has also agreed to provide Northern Lion's management a proxy for the purpose of voting the common shares for a period of three years. On acquisition, the Company recorded a gain on the sale in the amount of $4,187,634. During the years ended March 31, 2006 and 2005, the Company recorded $1,080,000 and $1,860,000 respectively, as other than a temporary write-down of investments, resulting in $1,400,000 being recorded as the long-term investment.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Six Months Ended September 30, 2006
(Unaudited)

The quoted market value of the long-term investments at September 30, 2006 was $960,000 (June 30, 2006 - $1,440,000; March 31, 2006 - $2,280,000). The Company does not consider that the value of this long-term investment is impaired at this time.

4. Investment in Camphor Ventures Inc.

During the period, the Company acquired 4,892,750 common shares of Camphor Ventures Inc. ("Camphor") (TSX-V: CFV), representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition was undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares were acquired on the basis of 39.75 Mountain Province shares for each 100 Camphor shares, resulting in the issuance of 1,944,868 Mountain Province common shares.

Camphor Ventures Inc. was incorporated on May 19, 1986 under the laws of British Columbia and has principal business activities being the exploration and development of resource properties considered to be in the development stage. All of Camphor's properties are located in Canada.

Mountain Province and Camphor are joint venture partners with De Beers Canada Inc. ("De Beers") in the Gahcho Kue Diamond project, located in Canada's Northwest Territories. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent.

The investment in Camphor was valued at cost based on the closing price ($3.80) of Mountain Province common shares on July 24, 2006, the date the shares were issued.

The investment in common shares of Camphor is accounted for using the equity method, as the Company has significant influence over Camphor's operating, investing, and financing activities. Under the equity method, the investment in common shares of Camphor is recorded at cost and is adjusted periodically to recognize the Company's proportionate share of Camphor's net income or losses after the date of the investment, additional contributions made, and dividends received. As financial reporting periods of Camphor and the Company are not co-terminous, and no regular reporting period subsequent to the acquisition of the shares by the Company and to the date of these financial statements has occurred, the recognition of the Company's share of Camphor's net income or losses will commence with published results of Camphor's year end financial information, expected in the Company's quarter ending December 31, 2006.

If additional common shares are issued by Camphor to third parties, the subsequent reduction in the Company's proportionate interest in Camphor will be reflected in income as a dilution gain or loss on disposition.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Six Months Ended September 30, 2006
(Unaudited)

5. Mineral Properties and Deferred Exploration

Acquisition costs:
	September 30,	March 31,
	2006	2006

Gahcho Kue Project (1)	$1,552,553	$1,552,553

Deferred exploration:
	September 30,	March 31,
	2006	2006

Gahcho Kue Project (1)	$30,929,049	$30,929,049
Consulting and other professional services	80,693	-

Closing balance	$31,009,742	$30,929,049

(1) Refer to note 6 in the March 31, 2006 audited consolidated financial statements for a breakdown of material costs and a description of this property.

6. Equipment

			September 30,	March 31,
	Cost	Amortization	2006	2006

Furniture	$11,088	$(9,642)	$1,446	$1,607
Equipment	4,065	(4,065)	-	-
Computers	14,584	(13,270)	1,314	1,546

	$29,737	$(26,977)	$2,760	$3,153

7. Share Capital

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

Common shares:

	Number of
	Shares	Amount

Balance, March 31, 2006	53,075,847	$58,253,663
Exercise of stock options - cash	555,000	776,250

Balance, June 30, 2006	53,630,847	$59,029,913

Issuance of shares upon investment in Camphor
Ventures Inc. (Note 4)	1,944,868	7,390,498

Balance, September 30, 2006	55,575,715	$66,420,411

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Six Months Ended September 30, 2006
(Unaudited)

8. Stock Options

The following table reflects the continuity of stock options during the period:

		Weighted
		Average
	Stock	Exercise
	Options	Price

Balance, March 31, 2006	1,060,000	$1.90
Exercised	(555,000)	1.40

Balance, June 30, 2006 and September 30, 2006	505,000	$1.84

As at September 30, 2006, the Company had the following stock options outstanding:

	Black-Scholes	Number of	Exercise	Weighted Average
Expiry Date	Value ($)	Options	Price ($)	Remaining Life

December 21, 2006	-	50,000	0.67	0.22 years
October 21, 2007	33,079	30,000	1.36	1.06 years
March 21, 2008	24,419	25,000	2.06	1.47 years
October 1, 2009	189,400	200,000	1.96	3.00 years
November 1, 2010	127,571	100,000	2.63	4.09 years
January 30, 2011	187,308	100,000	4.50	4.33 years

	561,777	505,000	1.84	3.01 years

9. Income Taxes

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited consolidated March 31, 2006 financial statements. The benefits of these losses and the estimated loss for the period are not recognized in these consolidated unaudited interim financial statements.

10. Loss Per Share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to the common shareholders equals the reported loss. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Six Months Ended September 30, 2006
(Unaudited)

11. Related Party Transactions

As at September 30, 2006, $7,500 (2005 - nil) was owed to a director of the Company for unpaid directors' fees. This amount is payable on demand, unsecured and non-interest bearing.

Effective May 11, 2006, the Company entered into a contract with a new Chief Financial Officer ("CFO") to provide financial and corporate secretarial services.

As at September 30, 2006, $nil (2005 - $18,000) was accrued or paid to a company owned by a director of the Company for corporate secretarial and accounting services.

Included in Consulting Fees for the six months ended September 30, 2006 is $75,000 (2005 - $nil) accrued or paid to the President and CEO of the Company for services rendered, and $33,700 (2005 - $nil) accrued or paid to the CFO of the Company.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Six Months Ended September 30, 2006
(Unaudited)

12. Reconciliation of United States Generally Accepted Accounting Principles ("US GAAP")

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows is summarized as follows:

	September 30,	March 31,
	2006	2006

(i) Total Assets:

Total assets, under Canadian GAAP	$42,536,795	$34,874,288

Adjustment for mineral property acquisition and deferred
exploration costs (see note 10(a) of the March 31, 2006
audited consolidated financial statements)	(32,562,295)	(32,481,602)

Adjustment for change in fair value of available for sale marketable securities (see note 10(c) and 10(d) of the March 31, 2006 audited
consolidated financial statements)	80,978	146,120

Adjustment for change in fair market value of long-term investments
(see note 10(c) and 10(d) of the March 31, 2006 audited
consolidated financial statements)	(440,000)	880,000

Total assets, under US GAAP	$9,615,478	$3,418,806

(ii) Share Capital:

Share capital, under Canadian GAAP	$66,420,411	$58,253,663

Adjustment for fair value of employee and director options
exercised prior to adoption of new accounting standard
and transferred to share capital (see note 10(b) of the
March 31, 2006 audited consolidated financial statements)	(20,314)	(20,314)

Total share capital, under US GAAP	$66,400,097	$58,233,349

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Six Months Ended September 30, 2006
(Unaudited)

12. Reconciliation of United States Generally Accepted Accounting Principles ("US GAAP") (Continued)

	September 30,	March 31,
	2006	2006

(iii) Contributed Surplus:

Contributed surplus, under Canadian GAAP	$561,777	$561,777

Adjustment for issuance of employee stock options
(see note10(b) of the March 31, 2006 audited consolidated
financial statements)	(504,279)	(504,279)

Adjustment on adoption of new accounting standard for stock-based compensation (see note 10(b) of the March 31, 2006 audited
consolidated financial statements)	(74,900)	(74,900)

Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard and transferred to share capital (see note 10(b) of the March 31, 2006 audited
consolidated financial statements)	20,314	20,314

Adjustment for stock-based compensation (see note 10(b) of the
March 31, 2006 audited consolidated financial statements)	1,704,000	1,704,000

Contributed surplus, under US GAAP	$1,706,912	$1,706,912

(iv) Accumulated Other Comprehensive Income:

Adjustment for change in fair value of available for sale
marketable securities (see note10(c) and 10(d) of the
March 31, 2006 audited consolidated financial statements)	$80,978	$146,120

Adjustment for the fair value of long term investments
(see note10(c) and 10(d) of the March 31, 2006 audited
consolidated financial statements)	(440,000)	880,000

Accumulated other comprehensive income (loss), under US GAAP	$(359,022)	$1,026,120

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Six Months Ended September 30, 2006
(Unaudited)

12. Reconciliation of United States Generally Accepted Accounting Principles ("US GAAP") (Continued)

	September 30,	March 31,
	2006	2006

(v) Deficit:

Deficit, under Canadian GAAP	$ (24,677,945)	$ (24,122,418)

Adjustment for mineral property acquisition costs and
deferred exploration (see note 10(a) of the March 31, 2006
audited consolidated financial statements)	(32,562,295)	(32,481,602)

Issuance of stock options (see note 10(b) of the March 31, 2006
audited consolidated financial statements)	504,279	504,279

Adjustment on adoption of new accounting standard for
stock-basedcompensation (Note 10(b) of the audited March 31, 2006
consolidated financial statements)	74,900	74,900

Adjustment for stock-based compensation (Note 10(b) of the
audited March 31, 2006 consolidated financial statements)	(1,704,000)	(1,704,000)

Deficit, under US GAAP	$ (58,365,061)	$ (57,728,841)

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Six Months Ended September 30, 2006
(Unaudited)

12. Reconciliation of United States Generally Accepted Accounting Principles ("US GAAP") (Continued)

	September 30,	September 30,
	2006	2005

(vi) Loss and Loss Per Share For The Period:

Loss for the period, under Canadian GAAP	$(555,527)	$(1,449,591)

Adjustment for deferred exploration expenditures	(80,693)	(60,159)

Adjustment to gain on sale of mineral property previously written off	-	-

Adjustment for stock-based compensation	-	-

Loss for the period, under US GAAP	(636,220)	(1,509,750)

Other Comprehensive Income:
Change in the fair value of available for sale marketable
securities	80,978	27,270

Change in value of long term investments	(440,000)	-

Comprehensive loss, under US GAAP	$(995,242)	$(1,482,480)

Basic and diluted loss per share, under US GAAP	$(0.018)	$(0.028)

(vii) Cash Used In Operating Activities:

Cash used in operating activities under
Canadian GAAP	$(604,550)	$(413,159)

Adjustment for deferred exploration expenses	(80,693)	(60,159)

Cash used in operating activities under US GAAP	$(685,243)	$(473,318)